Exhibit 99.03

99.03 Management’s Discussion and Analysis for Fiscal Year Ended December 31, 2012

CIPHER MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2012

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) for the year ended December 31, 2012.  This document should be read in conjunction with the audited financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2012, is available on SEDAR at www.sedar.com.

The discussion and analysis within this MD&A are as of February 28, 2013.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada.  These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2012, and elsewhere in our filings with Canadian securities regulators.  Except as required by Canadian securities law, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made.  The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

OVERVIEW

Cipher is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may choose to market the product ourselves. For our current marketed products, we are responsible for supplying our partners with commercial product. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed five marketing partnerships, generating growing licensing revenue.

Products

Lipofen® (CIP-FENOFIBRATE):

Lipofen is a novel patented formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder.  Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood).  Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as “good cholesterol’’.  Fibrates have proven to be superior in lowering triglycerides and raising HDL levels.  Lipofen targets a large and growing market.  According to IMS, the hyperlipidemia market in the U.S. alone exceeds US$19 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market.  The market for existing fenofibrate formulations in the U.S. exceeded US$2 billion during 2012, consistent with the previous year.

Absorica™/ Epuris™ (CIP-ISOTRETINOIN):

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne.  CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”).  The Company’s marketing rights to this product include the Americas and a majority of the Pacific Rim.  CIP-ISOTRETINOIN provides less variability in absorption under fed and fasted conditions, as compared to existing isotretinoin products that exhibit approximately 65% reduction in absorption under fasted conditions.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) in Q4 2012 under the trade name Absorica.  Cipher was issued a product patent from the U.S. Patent and Trademark Office in the fourth quarter of 2008.  The patent includes claims related to the reduced food effect of CIP-ISOTRETINOIN relative to currently marketed formulations.

According to IMS, the U.S. isotretinoin market was almost half a billion dollars in 2012.  There is very limited sales and promotional activity for current isotretinoin formulations in the U.S. market. Based on the product’s attributes and Ranbaxy’s capabilities and commitment, Cipher management believes that Absorica has the potential to gain substantial market share.

The product was also approved by Health Canada in Q4 2012 under the trade name Epuris. The Company is preparing to launch the product in Canada by Q3 2013. According to IMS, the Canadian market for isotretinoin is $15 million.

ConZip® / Durela® (CIP-TRAMADOL ER):

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar.  The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product was launched in the U.S. in September 2011 by Vertical Pharmaceuticals Inc. (“Vertical”) under the trade name ConZip.  According to IMS, the U.S. market in 2012 for extended release formulations of tramadol exceeded $0.10 billion which represents 2.2% of the total tramadol immediate-release and extended-release prescription market.

The product was also launched in Canada in March 2012 by Medical Futures Inc. (“Medical Futures”) under the trade name Durela.  According to IMS, the Canadian market for extended-release tramadol was $26 million in 2012. Patents have been issued both in the U.S. and Canada for the product.

Betesil® Patch:

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis.  Based on initial feedback from Canadian dermatologists, the Betesil Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows.  The efficacy and safety of the Betesil Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries.  Cipher is currently in discussions with Health Canada regarding the requirements of a New Drug Submission for the product.

Growth Strategy

In addition to anticipated growth from our existing products and licensing agreements, led by Absorica, we are focused on building a commercial sales and marketing presence in Canada. We expect to begin marketing Epuris by Q3 2013. This will be complemented by the Betesil Patch, should it receive Health Canada approval. In addition, we plan to license in and/or acquire other products, with an emphasis on late-stage to commercial-stage product candidates in specialty markets for Canada, where we can use our sales and marketing capabilities. Lastly, we plan to leverage our regulatory approvals in U.S. and Canada to pursue licensing agreements in other markets for our once-daily tramadol and isotretinoin products.

PRODUCT UPDATE

Lipofen® (CIP-FENOFIBRATE):

Lipofen is the first product from the Company’s pipeline to successfully receive U.S. Food and Drug Administration (“FDA”) approval.  The primary target market for the product is the United States.

Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”).  The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives.  During 2012, Lipofen prescriptions increased by 30% relative to the prior year, which drove a strong increase in Cipher’s royalty revenue. In Q1 2012 Cipher achieved a one-time net sales milestone that resulted in the receipt of US$1 million from Kowa, which was shared with Cipher’s formulation partner, Galephar.  During Q3 2012, Cipher achieved another contractual sales goal for the product and as a result the royalty percentage for Lipofen increased by three percentage points.  This change was retroactive to October 2011 and resulted in a one-time catch-up payment which was recorded in Q3 2012.

Absorica™/ Epuris™ (CIP-ISOTRETINOIN):

In August 2008, the Company achieved a major milestone with the completion of a distribution and supply agreement with Ranbaxy Laboratories Inc. (“Ranbaxy”), a wholly owned subsidiary of Ranbaxy Laboratories Limited, under which Cipher granted Ranbaxy the exclusive right to market, sell and distribute Absorica in the United States.

Under the terms of the agreement with Ranbaxy, Cipher received an up-front payment of US$1 million and has also received US$13 million of trial-related and FDA approval milestones, which has been shared with Cipher’s formulation partner, Galephar. The agreement provides for a royalty percentage in the mid-teens on net sales and additional post-commercialization milestone payments of up to US$10 million, contingent upon the achievement of certain future net sales targets.

The product was released in the U.S. market in late November 2012.  While still early, the product has performed well, achieving 2% market share in December 2012.  The overall U.S. isotretinoin market grew in 2012, with prescriptions increasing 11% over the prior year

Cipher completed a New Drug Submission to Health Canada in Q4 2011.  The product was approved by Health Canada in Q4 2012 under the trade name Epuris. The Company is preparing to launch the product by Q3 2013. The Company expects an increase in operating expenses related to the launch of Epuris in Canada and to support other growth initiatives. In addition to one-time launch costs associated with marketing promotion and market access for Epuris, the Company plans to install a field sales force in the second half of 2013.

ConZip® / Durela® (CIP-TRAMADOL ER):

In May 2010, Cipher received FDA approval for ConZip, the Company’s extended-release tramadol product, for the treatment of moderate to moderately severe chronic pain in adults.

During Q2 2011, Cipher entered into a distribution and supply agreement with Vertical, a U.S.-based specialty pharmaceutical company, under which Cipher granted Vertical the exclusive right to market, sell and distribute ConZip in the U.S.  Cipher is receiving a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments of US$3.8 million.

The product was launched by Vertical in September 2011 with its dedicated sales force of 60 representatives.  Product sales increased during 2012 as U.S. physicians gained more experience with the product. Subsequent to year end, Vertical expanded its sales force to 75 representatives.

During Q3 2011, Cipher received Health Canada approval for Durela and completed a Canadian distribution and supply agreement with Medical Futures.  Cipher receives a double-digit royalty on net sales and is eligible to receive future payments contingent upon the achievement of cumulative net sales milestones.  Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives. While sales have been below expectations, there was steady improvement and growth during the year.

New Products and Out-Licensing Activities:

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. Cipher is currently in discussions with Health Canada regarding the requirements of a New Drug Submission for the product.

Cipher is actively pursuing marketing partners for CIP-TRAMADOL ER and CIP-ISOTRETINOIN in other territories, including Latin America. In addition, the Company is seeking other late-stage to commercial-stage product candidates in specialty markets to support its Canadian commercial strategy.

SELECTED ANNUAL INFORMATION

The following information has been prepared under International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Financial Information (in thousands of dollars, except per share amounts):

For the years ended December 31,

	2012	2011	2010
Licensing revenue	8,458	3,569	5,385
Net income (loss)	2,544	(2,311)	172
Basic and diluted earnings (loss) per share	0.10	(0.10)	0.00
Total assets	21,955	14,659	16,173

REVIEW OF OPERATING RESULTS

Revenues (in thousands of dollars):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Licensing revenue	8,458	3,569	4,889	137

Total net revenue in 2012 was $8.5 million, an increase of 137% compared to 2011.  In 2012 the Company had three products on the market in the U.S. and one in Canada whereas in 2011 only Lipofen was on the market for the full year, with ConZip being launched in late Q3 2011.  In 2012, Durela was launched in Canada in March and Absorica was launched in the U.S. in November.  In Q4 2012, total net revenue was $2.9 million compared to $1.0 million in the comparable period last year.  The increase reflects the launch of Absorica during the quarter and the continued strong performance of Lipofen.

Net revenue from Lipofen in 2012 was $4.6 million, an increase of $2.4 million or 110%, compared to 2011.  Sales performance for Lipofen in 2012 was very strong with a 50% increase over 2011.  The growth in net revenue also reflects the achievement of a US$1 million sales milestone during the year, a three percentage point increase in Cipher’s royalty percentage, and an increase in product shipments during the year as a result of the strong sales performance by the Company’s partner, Kowa.

Net revenue from the Company’s extended-release tramadol product (ConZip and Durela) was $1.3 million in 2012, compared to $0.8 million in 2011.  2012 was the first full year that revenue was recognized for both ConZip and Durela.

Net revenue from Absorica was $2.6 million in 2012 compared to $0.6 million in 2011.  With the launch of Absorica in November 2012, the Company received its first royalty revenue from the product.  In addition, the load-in of finished product by Ranbaxy to support the launch of the product resulted in strong product sales during Q4.  In 2011, revenue for this product consisted solely of revenue recognized on the Company’s share of the up-front payment and pre-commercial milestone payments received under the supply and distribution agreement with Ranbaxy.

Research and Development Expense (in thousands of dollars):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Research and development	1,517	2,205	(688)	(31)

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities.  Reported R&D expense is shown net of the amounts reimbursed for the CIP-ISOTRETINOIN Phase III clinical study and refundable provincial tax credits.

R&D expense during Q4 2012 was $0.4 million, a decrease of $0.2 million compared to Q4 2011.

R&D expense for 2012 was $1.5 million, a decrease of $0.7 million compared to 2011.  The decrease relates primarily to expenses for the CIP-ISOTRETINOIN Phase III clinical study, which was completed during 2011.

Operating, General and Administrative Expense (“OG&A”) (in thousands of dollars):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Operating, general & administrative	3,527	3,186	341	11

OG&A expense in Q4 2012 was $0.8 million, compared to $0.7 million in the fourth quarter of 2011.  For the year ended December 31, 2012, OG&A expense was $3.5 million, an increase of $0.3 million, or 11%, compared to 2011.  In 2011 OG&A expense was relatively low due to the recovery of certain expenses as a result of concluding two tramadol distribution and supply agreements during the year.

Amortization of Intangible Assets (in thousands of dollars):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Amortization of intangible assets	1,025	578	447	77

The Company began amortizing the intangible rights associated with CIP-TRAMADOL ER in Q3 2011, and for CIP-ISOTRETINOIN amortization began in Q1 2009.  The increase in 2012 is a result of a full year of amortization related to CIP-TRAMADOL ER compared to a partial year in 2011.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life.  Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Interest Income (in thousands of dollars):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Interest income	155	89	66	74

Interest is earned on the Company’s cash and cash equivalents balance.  The increase in interest income in 2012 compared to 2011 was a result of higher cash balances during the year and a slight improvement in interest rates available.

Deferred Income Taxes:

The Company has approximately $23.6 million of unrecognized deferred income tax assets, which have not been recognized in the financial statements.  These assets consist of non-capital loss carry forwards, intangible assets and R&D expenditures which are available to reduce taxable income in future years.  The Company also has approximately $3.7 million of investment tax credits on scientific research and experimental development expenditures which are available to be applied against federal taxes otherwise payable in future years.

Income (loss) per Share:

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Income (loss) - in thousands of dollars	2,544	(2,311)	4,855	nm
Basic and diluted earnings (loss) per share	0.10	(0.10)	0.20	nm

Earnings per share is calculated using the weighted average number of shares outstanding.  Diluted earnings per share is calculated taking into account dilutive instruments, such as options, that are outstanding.

Net income in Q4 2012 was $1.5 million, or $0.06 per share, compared to a net loss of $0.5 million, or $0.02 per share in Q4 2011. The improvement was a result of the significant increase in revenues while total operating costs were generally in line with the prior year.

For the year ended December 31, 2012, net income was $2.5 million, or $0.10 per share, compared with a net loss of $2.3 million, or $0.10 per share, in 2011.  Strong performance by Lipofen and the Q4 2012 launch of Absorica contributed to year over year revenue growth of 137% while total operating expenses for the year increased by less than 1%.

The weighted average number of shares outstanding for the year ended December 31, 2012 was 24,382,556.

SUMMARY OF QUARTERLY RESULTS

Quarterly Statements of Income (in thousands of dollars, except per share amounts):

For the year ended December 31, 2012

	Q1	Q2	Q3	Q4	2012 Total
Licensing revenue	1,811	1,629	2,118	2,900	8,458
Research & development	471	348	335	363	1,517
Operating, general and administrative	1,016	861	799	851	3,527
Amortization of intangible assets	225	245	277	278	1,025
Interest income	26	35	47	47	155
Net income	125	210	754	1,455	2,544
Earnings per share (1)	0.01	0.01	0.03	0.06	0.10

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share year to date

For the year ended December 31, 2011

	Q1	Q2	Q3	Q4	2011 Total
Licensing revenue	675	727	1,120	1,047	3,569
Research & development (2)	547	578	468	612	2,205
Operating, general and administrative	1,177	618	667	724	3,186
Amortization of intangible assets	59	60	234	225	578
Interest income	23	20	22	24	89
Loss	(1,085)	(509)	(227)	(490)	(2,311)
Loss per share	(0.05)	(0.02)	(0.01)	(0.02)	(0.10)

(2) Reported R&D expense for 2011 is net of provincial tax credits of $100 and reimbursements from Ranbaxy for R&D costs for CIP-ISOTRETINOIN of $1,717

For the year ended December 31, 2010

	Q1	Q2	Q3	Q4	2010 Total
Licensing revenue	918	2,218	1,081	1,168	5,385
Research & development (3)	278	245	220	0	743
Operating, general and administrative	949	1,020	950	913	3,832
Amortization of intangible assets	176	176	176	176	704
Interest income	6	12	22	26	66
Net Income (loss)	(479)	789	(243)	105	172
Earnings (loss) per share	(0.02)	0.03	(0.01)	0.00	0.00

(3) Reported R&D expense for 2010 is net of provincial tax credits of $328 and reimbursements from Ranbaxy for R&D costs for CIP-ISOTRETINOIN of $11,764

The fluctuations in reported results for the last eight quarters resulted primarily from the following factors:

•                  In Q1 2012, a sales related milestone was achieved for Lipofen which contributed $0.5 million to operating results;

•                  In Q3 2012, strong performance from Lipofen resulted in the achievement of a sales milestone that resulted in a three percentage point increase in royalty revenue, which was retroactive to October 2011;

•                  In Q4 2012 Absorica was launched in the U.S. market by the Company’s marketing partner Ranbaxy.  As a result, the Company received its first royalty revenue for the product and the load-in of inventory in support of the launch resulted in significant product sales revenue during the quarter;

•                  In 2011 approximately $0.7 million of R&D expense was incurred for the CIP-ISOTRETINOIN Phase III study

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2012, the Company has cash and cash equivalents of $15.8 million, compared to $15.1 million as at September 30, 2012 and $9.6 million as at December 31, 2011. The Company expects that these funds, as well as revenues generated from licensing and distribution agreements (royalties and milestone payments), will be sufficient to fund current product development and operating costs.

The balance of accounts receivable was $3.2 million at December 31, 2012, compared to $1.8 million as at December 31, 2011.  The increase was primarily due to the higher level of royalty revenue earned during Q4 2012.

The balance of accounts payable and accrued liabilities was $2.8 million at December 31, 2012 compared to $1.9 million as at December 31, 2011.  The increase is primarily due to a higher level of commercial activity during Q4 2012.

Deferred revenue relates to amounts received in advance of recognition as revenue.  The balance of $6.7 million at December 31, 2012 relates to the up-front licensing payment and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN and CIP-TRAMADOL distribution and supply agreements, net of revenue recognized to date.  The deferred revenue balance at December 31, 2011 was $3.2 million and the increase is primarily a result of the achievement of FDA approval for CIP-ISOTRETINOIN, which resulted in the receipt of a US$9 million milestone from Ranbaxy during Q2 2012, 50% of which was retained by the Company.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products and services.

As at December 31, 2012, there are no capital lease contractual obligations.  The only significant operating lease contractual obligation is the Company’s office location, which expires in May 2015.

OUTLOOK

For fiscal 2013, Cipher expects continued revenue growth from its currently marketed products and the introduction of Epuris in Canada during the second half of 2013. In particular, the Company expects the full-year contribution of Absorica to be a primary revenue driver.  In 2013, Cipher will be investing in commercial sales and marketing capabilities in Canada. The Company expects an increase in operating expenses of approximately $2.5 million to $3.0 million related to the launch of Epuris in Canada and to support other growth initiatives. In addition to one-time launch costs associated with marketing promotion and market access for Epuris, the Company plans to deploy a 6 to 8 person field sales force in the second half of 2013. The Company expects the revenue growth in 2013 to fund the build of its commercial infrastructure.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At December 31, 2012 the Company had 24,434,594 common shares issued and outstanding.  Subsequent to year-end, 8,546 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 24,443,140 as of the date of this MD&A.

A total of 200,000 stock options were issued during 2012, with exercise prices of $0.89 and $1.20.  During the year, 5,355 shares were issued as a result of the exercise of stock options and 113,599 shares were issued under the employee and director share purchase plan.

Share-based compensation expense in 2012 was $0.2 million, the same amount as in 2011.

CRITICAL ACCOUNTING ESTIMATES

A summary of significant accounting policies is included in Note 3 of the Company’s 2012 audited financial statements.  Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results.  Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances.  Changes in management’s accounting estimates can have a material impact on the financial results of the Company.  The Company’s critical accounting estimates are described below.

Intangible Assets:  Management is required to estimate the recoverability of the Company’s intangible assets to assess if there has been an impairment.  The accounting estimates and assumptions used to determine the recoverability of these intangible assets may differ from actual results.  Changes in these estimates and assumptions can have a material impact on the intangible asset balance in the financial statements.

Income Taxes:  Management uses estimates when determining current and deferred income taxes.  These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits.

FINANCIAL INSTRUMENTS

Credit Risk Exposure:  The only financial instruments that potentially subject the Company to credit risk are accounts receivable.  The collectability of accounts receivable is reviewed on a regular basis.

Fair Values of Financial Assets and Liabilities:  The fair values of accounts receivable, accounts payable and accrued liabilities included in the balance sheets approximate their carrying amounts due to the relatively short period of maturity of the instruments.

BUSINESS RISKS

Financial:  As at December 31, 2012, the Company had cash and cash equivalents of $15.8 million.  The Company expects these funds will be sufficient to fund current product development and operating costs.

Product:  There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

Dependence on Strategic Partnerships and Licensees:  The Company’s success depends, in large measure, on its ability to conclude in-licensing, development, manufacturing, marketing, and distribution agreements with other pharmaceutical companies.  Factors that may affect the success of the Company’s collaborative efforts with pharmaceutical company partners include the following:

•                  The Company’s partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products on which they are collaborating with the Company, which could affect their commitment to the Company’s product development efforts;

•                  The Company’s technology/manufacturing partners may not be able to adequately supply its products in commercial quantities, which would adversely affect revenues;

•                  Reductions in marketing or sales efforts or a discontinuation of marketing or sales of the Company’s products by its commercial partners may reduce future revenues, which are based on a percentage of net sales by these partners; and

•                  The collaboration agreements with the Company’s partners can be terminated by either party in the case of a material default in the terms of the agreements.  Should one of these agreements be terminated, it could be difficult for the Company to attract new partners and it may adversely affect how the Company is perceived in the business and financial communities.

The development of pharmaceutical products is a process that requires large investments and can take years to complete.  Projects can be abandoned along the way or regulatory authorities can refuse to approve new products.  With respect to projects the Company initiates, the Company will attempt to minimize risk through the judicious selection of product candidates and by focusing on improving products that have already been marketed.

Regulation:  The cost of complying with government regulation can be substantial.  Government authorities in the United States, Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing, and safety of pharmaceutical products, as well as the approval and commercialization of such products.  The regulations applicable to the Company’s existing and future products may change.  There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed.  Government agencies in the United States, Canada and other countries in which the Company intends to carry on business regulate pharmaceutical products intended for human use.  Regulations require extensive clinical trials and other testing and government review and final approval before the Company can market its products.

Requirements for approval vary widely from country to country outside of the United States and Canada.  Whether or not approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer or shorter than in the United States and Canada.

Any failure or delay in obtaining regulatory approvals could adversely affect the market for any products the Company develops and therefore its business, results of operations, financial condition and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES

Cipher’s management is responsible for establishing and maintaining disclosure controls and procedures to ensure that information required to be disclosed to satisfy the Company’s continuous disclosure obligations is recorded, processed, summarized and reported as required by applicable Canadian securities legislation.  Management has carried out an evaluation of the effectiveness as of December 31, 2012 of the design and operation of the disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, under the supervision and with the participation of the President and Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”).  Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  The Board of Directors has reviewed and approved the Company’s policy regarding corporate Disclosure Controls and Procedures.  Management has certified that as at December 31, 2012 the design and operation of the disclosure controls and procedures continues to be effective.

Cipher’s management is responsible for designing and implementing internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  As required under National Instrument 52-109, the Company, under the supervision and with the participation of the CEO and the CFO, has carried out a review of its internal controls over financial reporting.  Based on this evaluation, the Company’s CEO and CFO concluded that the Company has designed and implemented such internal controls over financial reporting so as to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of financial statements for external purposes and that there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.